April 13, 2016

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom
Assistant Director
Office of Consumer Products

Re:	Exelon Corporation
Registration Statement on Form S-4
File No. 333-209209

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Exelon Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) to 4:30 p.m. Eastern Daylight Time, on April 15, 2016 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard B. Aftanas of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4722, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

EXELON CORPORATION

By:	/s/ Jonathan W. Thayer
Name:	Jonathan W. Thayer
Title:	Senior Executive Vice President and
Chief Financial Officer

cc:	Bruce G. Wilson, Esq.
Senior Vice President and Deputy General Counsel
Exelon Corporation

Richard B. Aftanas, Esq.
Ross M. Leff, Esq.
Kirkland & Ellis LLP